Simpson Thacher & Bartlett LLP

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Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

November 20, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig

Re:	Apollo Debt Solutions BDC

Annual Report on Form 10-K (File No. 814-01424)

Registration Statement on Form N-2 (File No. 333-278477)

Dear Ms. Fettig:

On behalf of Apollo Debt Solutions BDC (the “Fund”), we transmit for filing the Fund’s responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on September 4, 2024, October 4, 2024 and November 18, 2024 relating to the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 14, 2024 (the “Annual Report”) and the Fund’s Registration Statement on Form N-2 filed with the SEC on April 3, 2024 (the “Registration Statement”). The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of the Annual Report and Registration Statement, respectively. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report or Registration Statement, respectively.

Annual Report

1.	Comment: In future filings, please include a list of the documents that will be incorporated by reference into the Annual Report on the cover page of the Annual Report.

Response: The Fund will make the requested change in future filings.

Securities and Exchange Commission	November 20, 2024

2.	Comment: Please consider whether the following disclosure on page 11 of the Annual Report is accurate:

The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.

Response: The Fund confirms that the above disclosure is accurate and consistent with the NASAA Omnibus Guidelines, which the Fund is required to comply with.

3.

Comment: The risk factor titled “As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and noncompliance with such regulations may adversely affect us” on page 26 of the Annual Report notes that the Fund is “in the process of addressing our internal controls over financial reporting and are establishing formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Company.” Please verify the accuracy of the above sentence.

Response: The Fund will revise this risk factor in future filings to note that the Fund already addresses internal controls over financial reporting and has established formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Fund.

4.

Comment: On page 29 of the Annual Report, please update the total annual gross revenue threshold from “$1.07 billion” to “$1.235 billion” in the risk factor titled “We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares less attractive to investors.”

Response: The Fund will remove this risk factor from future filings because the Fund lost its emerging growth company status on March 21, 2024, which was after the Annual Report was filed.

5.

Comment: In future filings, please enhance the disclosure in the “Net Realized Gain (Loss)” section on page 69 of the Annual Report to include the disclosure required under Item 303(b)(2) of Regulation S-K.

Response: The Fund will make the requested change in future filings.

Securities and Exchange Commission	November 20, 2024

6.	Comment: On page 70 in the “Cash Equivalents” section in the MD&A, please confirm the accuracy of the following statement:

The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.

Response: The Fund confirms that the above statement is not accurate and will remove the statement from the “Cash Equivalents” section in the MD&A in future filings.

7.

Comment: On page 83 in the Fund’s Consolidated Statements of Assets and Liabilities in its financial statements, to the extent there are any payables to the Fund’s trustees, please disclose these payables as a separate line item in future filings in accordance with Regulation S-X 6-04(12) and 6-03(l).

Response: The Fund notes that there were no payables outstanding to the Fund’s trustees. To the extent there are any payables to the Fund’s trustees, the Fund confirms that it will include these payables in the Consolidated Statements of Assets and Liabilities in future filings.

8.	Comment: In future filings, please consider disclosing the management fees payable and incentive fees payables as separate line items in the Fund’s Consolidated Statements of Assets and Liabilities.

Response: The Fund will make the requested change in future filings.

9.	Comment: In future filings, please disclose the class of shares held in State Street Institutional US Government Money Market Fund in the Fund’s Consolidated Schedule of Investments.

Response: The Fund will make the requested change in future filings.

10.

Comment: On page 106 in the Fund’s Consolidated Schedule of Investments, please explain the composition of cash and cash equivalents and state if any of the Fund’s investments are in money market funds, U.S. Treasury Bills, repurchase agreements and other high-quality, short-term debt securities, which should be disclosed separately in the Fund’s Consolidated Schedule of Investments.

Response: The Fund’s cash and cash equivalents were composed of U.S. dollars. The Fund notes that it does have an investment in a money market fund, which is already disclosed as separate line item on the Consolidated Schedule of Investments. Also, the Fund confirms that it did not have any investments in U.S. Treasury Bills, repurchase agreements and other high-quality, short-term debt securities.

11.

Comment: To the extent the Fund holds any restricted securities, please include the disclosure requirements of Regulation S-X 12-12, Footnote 8 in the Fund’s Consolidated Schedule of Investments in future filings.

Securities and Exchange Commission	November 20, 2024

Response: The Fund will make the requested change in future filings.

12.

Comment: In the “Fees from Affiliates” section on page 145 of the Annual Report, please explain in correspondence and disclose in future filings how these fees are accounted for in the Fund’s consolidated financial statements.

Response: The Fund notes that the fees discussed in the “Fees from Affiliates” section of the Annual Report are included under the caption “Other income” in the Fund’s Consolidated Statements of Operations. The Fund confirms that it will include additional disclosure in the “Fees from Affiliates” section explaining where these fees are accounted for in the Fund’s consolidated financial statements in future filings.

13.

Comment: In the Financial Highlights table on page 171 of the Annual Report, with respect to the “Distribution declared” line item, please disclose distributions from net investment income, distributions from capital gains and distributions from returns of capital as separate line items in accordance with Form N-2, Item 4 in future filings.

Response: The Fund will make the requested change in future filings.

14.	Comment: In the “Evaluation of Disclosure Controls and Procedures” section on page 174 of the Annual Report, please consider the accuracy of the following sentence:

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC.

Response: The Fund will revise this paragraph in future filings to clarify that the Annual Report does include a report of management’s assessment regarding internal control over financial reporting.

15.	Comment: Please explain why the certifications attached as Exhibits 31.1 and 31.2 to the Annual Report omitted Item 4(b).

Response: The Fund notes that the certifications attached as exhibits to the Annual Report for the year ended December 31, 2023 and its quarterly reports for the period ended March 31, 2024 and June 30, 2024 should have included Item 4(b) and the Fund intends to file amendments to such Annual Report and quarterly reports to include the corrected certifications.

Registration Statement

16.

Comment: In future filings, please include the disclosure requirements of General Instruction 3 to Item 4.1 of Form N-2 in the financial highlights table on page 24 of the Registration Statement, which requires the Fund to include 10 years of financial highlights.

Securities and Exchange Commission	November 20, 2024

Response: The Fund respectfully notes that it was only required to include financial highlights for the fiscal years ended December 31, 2023 and December 31, 2022 because the Fund did not commence operations until January 7, 2022. The Fund also notes that the introductory paragraph to the financial highlights table on page 24 of the Registration Statement explains that the financial highlights table should be read in conjunction with the consolidated financial statements and notes thereto, which are included in the Registration Statement. Furthermore, Note 10 to the financial statements included in the Registration Statement provides financial highlights for the fiscal years ended December 31, 2023 and December 31, 2022. Therefore, the Fund included financial highlights in the Registration Statement for the two years it had been operational. Going forward, however, the Fund will include the financial highlights information in the financial highlights table on page 24 of the Registration Statement.

17.	Comment: In future filings, please revise the fees and expenses table on page 20 of the Registration Statement to include an estimate for incentive fees.

Response: The Fund filed a prospectus supplement on June 5, 2024 with a revised fees and expenses table that included an estimate for incentive fees and will continue to include the revised fees and expenses table in future filings.

18.

Comment: In future filings, please update the fees and expenses table on page 20 of the Registration Statement to “[s]tate in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year” in accordance with the disclosure requirements of Instruction 6 to Item 3 of Form N-2.

Response: The Fund will make the requested change in future filings.

19.

Comment: The audit requirement for the senior securities table is five years. Please explain or update in future filings why the senior securities table in the Registration Statement only covers two years.

Response: The Fund respectfully notes that its senior securities table covered only the fiscal years ended December 31, 2023 and December 31, 2022 because the Fund had not issued senior securities for the fiscal years ended December 31, 2020 and December 31, 2021 and the Fund was formed on December 4, 2020. The Fund also notes that the auditor report covering the senior securities table for the fiscal year ended December 31, 2022 was filed as Exhibit (n)(3) in the post-effective amendment to the Fund’s Registration Statement filed with the SEC on March 21, 2023. In addition, the Fund confirms that the auditor report in future filings will cover the senior securities table for all periods presented, up to five years.

20.

Comment: The Fund is described as a “closed-end, externally managed, non-diversified management investment company.” Please consider if the Fund is still operating as “non-diversified” and update the disclosure as appropriate.

Response: The Fund has not operated as a non-diversified management investment company since it commenced operations on January 7, 2022 and the Fund does not expect to operate as a non-diversified management investment company. Accordingly, the Fund will update its disclosure in future filings to note that it is a diversified management investment company.

Securities and Exchange Commission	November 20, 2024

Other Comments

21.	Comment: Please explain in correspondence why the Form 8-K filed by the Fund on April 20, 2022 was filed after the expiration of the four-business day filing requirement.

Response: The Form 8-K filed on April 20, 2022 was filed after the expiration of the four-business day filing requirement due to administrative oversight. After this untimely filing, the Fund has filed all Current Reports on Form 8-K in a timely manner.

22.

Comment: Please explain in correspondence if the financial information in the Fund’s Registration Statement on Form N-2 (File No. 333-258155) went stale between February 4, 2023 and May 9, 2023 and discuss the factual circumstances that led to the financial statements becoming stale. Also, please address any steps that the Fund has taken to meet the applicable filing requirements in the future.

Response: After review of the Registration Statement and relevant filing dates, the Fund respectfully notes that the Registration Statement was out of compliance with respect to the financial information required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”) during the referenced period. In particular, the Fund notes that its registration statement on Form N-2 (File No. 333-258155), which was declared effective on October 29, 2021, included audited seed financial statements as of October 4, 2021. As required by Section 10(a)(3) of the Securities Act, such audited financial statements needed to be updated in connection with any sales occurring after February 4, 2023. However, the Fund filed numerous supplements to the prospectus included in the Registration Statement with updated financial information. The Fund also filed a post-effective amendment to the Registration Statement pursuant to Rule 486(b) of the Securities Act on May 9, 2023 with updated financial information. Therefore, potential investors had all material information pertinent to make an investment decision.

The Fund believes that any potential rescission claim related to noncompliance would be subject to a one-year statute of limitations period, and that this would have commenced no later than the date of filing of the post-effective amendment on May 9, 2023. See, e.g., Freidus v. Barclays Bank PLC, 734 F.3d 132, 138 (2d Cir. 2013). The Fund has not received or been put on notice of any potential claims, and believes that the statute of limitations has now expired on any such claims.

Lastly, the Fund respectfully notes that it has instituted measures to ensure that going forward it complies with the age of financial statement requirements of the Securities Act and the rules promulgated thereunder. The Fund also intends to file a registration statement pursuant to Rule 486(b) of the Securities Act on an annual basis shortly after filing its Annual Report on Form 10-K.

Securities and Exchange Commission	November 20, 2024

23.	Comment: Please explain in correspondence whether the Fund is required to file a “glossy” annual report using Form ARS.

Response: The Fund is required to file a “glossy” annual report using Form ARS and confirms that it will make the required Form ARS filings going forward.

Please call me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Eric Rosenberg, Apollo Debt Solutions BDC

Kristin Hester, Apollo Debt Solutions BDC

Michael Schechner, Apollo Debt Solutions BDC

Davis Blass, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP